

RECEIVED

2006 JUN 12 P 4:46

OFFICE OF INTERNATIONAL CORPORATE FINANCE



Company Name : Minebea Co., Ltd.
Representative : Takayuki Yamagishi
Representative Director,
President and Chief
Executive Officer
(Code No. 6479)
Contact Person : Shunji Mase
Managing Executive Officer,
Head of Personnel & General
Affairs Div.
Kenichi Takagi
Deputy General Manager of
Personnel & General Affairs
Department

Tel. 81-3-5434-8611



06014312

PROCESSED

JUN 15 2006

THOMSON FINANCIAL

SUPPL

May 9, 2006

Partial Revision of the Articles of Incorporation

We hereby announce that as below, our Board of Directors has resolved the Proposed Partial Revision of the Articles of Incorporation at a meeting on May 9, 2006. The Proposed Partial Revision of the Artcles of Incorporation is scheduled to be voted on at the Ordinary General Shareholders Meeting to be held on Thursday, June 29, 2006.

1. Reasons for the revision

(1) The Company Act (Law No. 86 of 2005) and the Law concerning Development, etc. of Related Laws for Enforcement of the Company Act (Law No. 87 of 2005; the Development Law) were newly put into effect on May 1, 2006. Required changes to the provisions of our Articles of Incorporation are proposed, based on these Laws.

(2) Convertible bonds were categorized into bonds with subscription rights attached under the Law for Partial Revision of the Commercial Code, etc. (Law No. 128 of 2001), put into effect on April 1, 2002. All of our convertible bonds issued were redeemed. Deletion of the provisions that provide for convertible bonds is proposed.

(3) New creation of a provision is proposed to allow us to pay dividends (interim dividends) on September 30 of every year as a record date by resolution of our Board of Directors.

(4) Other additions and alignment of the wording are proposed at the same time, as follows:

Other than changes based upon this Proposal, the Company's Articles of Incorporation is deemed to have the following provisions on May 1, 2006 in accordance with the provisions of interim measures provided for in the Development Law:

a) Interim measures related to the Board of Corporate Auditors and Independent Auditors (Article 52)
The Company's Articles of Incorporation is deemed to have provisions in accordance with which the Board of Corporate Auditors and Independent Auditors shall be appointed.

b) Interim measures related to the Board of Directors and Corporate Auditors (Paragraph 2, Article 76)
The Company's Articles of Incorporation is deemed to have provisions in accordance with which the Board of Directors and Corporate Auditors shall be appointed.

c) Interim measures related to the Articles of Incorporation unless provided in Articles of Incorporation that no stock certificates shall be issued (Paragraph 4, Article 76)
The Company's Articles of Incorporation is deemed to have provisions in accordance with which stock certificates related to common stocks of the Company shall be issued.

d) Interim measures if provided in the Articles of Incorporation that a transfer agent of stocks and stock acquisition rights shall be appointed (Article 80)
The Company's Articles of Incorporation is deemed to have provisions in accordance with which an agent to manage shareholders registry shall be appointed.

2. Substance of the revision

The substance of the revision is as shown below.

(The underlined parts show amendments.)

Present Articles of Incorporation	Proposed Revision
CHAPTER I GENERAL PROVISIONS	CHAPTER I GENERAL PROVISIONS
(New)	Article 4. (Organization) The Company will establish the following organizations additional to the General Shareholders Meeting and Directors. (1) Board of Directors (2) Corporate Auditors (3) Board of Corporate Auditors (4) Independent Auditor
Article 4. (Method of Public Notice) (Articles Omitted)	Article 5. (Method of Public Notice) (Not Amended)
CHAPTER II SHARES	CHAPTER II SHARES
Article 5. (Total Number of the Shares to Be Issued) The total number of the shares to be issued by the Company shall be one billion (1,000,000,000).	Article 6. (Total Number of the Shares Authorized to Be Issued) The total number of the shares authorized to be issued by the Company shall be one billion (1,000,000,000).
(New)	Article 7. (Issuance of Share Certificates) The Company will issue share certificates concerning shares.
Article 6. (Repurchase of Treasury Stock) As stipulated by No. 2, Clause 1, Article 211-3, of the Commercial Code, the Company is able to repurchase its treasury stock by a resolution of its Board of Directors.	Article 8. (Acquisition of Treasury Stock) The Company is able to acquire its treasury stock through market transactions by resolution of its Board of Directors.
Article 7. (Number of Shares Constituting One Unit of Shares; Non-issuance of a Share Certificate Representing Shares of Less Than One Unit) One thousand (1,000) shares of the Company shall constitute one unit of shares. The Company will not issue a share certificate representing any number of shares of less than one unit (hereinafter referred to as "less-than-one-unit shares").	Article 9. (Number of Shares Constituting One Unit of Shares; Non-issuance of a Share Certificate Constituting Shares of Less Than One Unit) One thousand (1,000) shares of the Company shall constitute one unit of shares. Notwithstanding the provisions in Article 7, the Company may decide not to issue a share certificate constituting shares of less than one unit.
Article 8. (Claim for Additional Purchase of the Shares less Than One Unit) A shareholder (Including beneficial shareholder entered on or recorded in the register of beneficial shareholders; hereinafter the same) who owns such shares as their number counts less than one unit shall be entitled to claim to the Company to sell the number of shares that becomes one unit if added with such shares less than one unit now in hand.	Article 10. (Claim for Additional Purchase of the Shares Less Than One Unit) A shareholder (including beneficial shareholder entered on or recorded in the register of beneficial shareholders; hereinafter the same) who owns such shares as their number counts less than one unit shall be entitled to claim to the Company to sell the number of shares to become multiple units if added with such shares less than one unit now in hand.

Present Articles of Incorporation	Proposed Revision
Article 9. (Transfer Agent) The Company shall have a transfer agent concerning shares. The transfer agent and its business handling place shall be determined by a resolution of the Board of Directors. The register of shareholders, the register of beneficial shareholders of the Company and registry of loss of share certificates shall be kept at the business handling place of the transfer agent, and the registration of transfer of shares, receipt of notices of beneficial shareholders, handling request of purchase of shares falling short of one unit of shares, sales of the number of shares that becomes one unit if added with such shares less than one unit now in hand and other business connected with the shares shall be handled by the transfer agent and not by the Company.	Article 11. (Agent to Manage Shareholders Registry) The Company shall have an agent to manage shareholders registry. The agent to manage shareholders registry and its business handling place shall be determined by resolution of the Board of Directors. The preparation and retention of the register of shareholders of the Company (the register of beneficial shareholders is included, hereinafter the same), register of share warrants and registry of loss of share certificates and the other handling of register of shareholders, register of share warrants, registry of loss of share certificates shall be handled by the agent to manage shareholders registry and not by the Company.
Article 10. (Share Handling Regulation) The kind of share certificates of the Company and the procedures and fees relating to the registration of transfer of shares, receipt of notices of beneficial shareholders, handling request of purchase of shares falling short of one unit of shares, sales of the number of shares that becomes one unit if added with such shares less than one unit now in hand and other business connected with the shares shall be in accordance with the shares handling regulation as established by the Board of Directors.	Article 12. (Share Handling Regulation) The handling and fees for shares of the Company shall be in accordance with the shares handling regulation as established by the Board of Directors.
Article 11. (Record Date) Shareholders entered on or recorded in the register of shareholders as of each date for the settlement of accounts shall be deemed to be the shareholders entitled to vote at the ordinary general meeting of shareholders pertaining to such date for settlement of accounts. In addition to the preceding paragraph, in case of necessity, the Company may, by a resolution of the Board of Directors and giving prior public notice, deem that shareholders or registered pledgees entered on or recorded in the register of shareholders as of a specified date be those entitled to exercise their rights.	Article 13. (Record Date) Shareholders entered on or recorded in the register of shareholders as of the last day of the business year shall be deemed to be the shareholders entitled to vote at the ordinary general meeting of shareholders pertaining to such business year. In addition to the preceding paragraph, in case of necessity, the Company may, by resolution of the Board of Directors and giving prior public notice, deem that shareholders or registered pledgees entered on or recorded in the register of shareholders as of a specified date be those entitled to exercise their rights.
CHAPTER III GENERAL MEETINGS OF SHAREHOLDERS	CHAPTER III GENERAL MEETINGS OF SHAREHOLDERS
Article 12.-13. (Articles Omitted)	Article 14.-15. (Not Amended)
(New)	Article 16. (Deemed Provision of Disclosure of Reference Material for General Meetings of Shareholders on the Internet) When a General Meeting of Shareholders is convened, the Company is deemed to provide reference documents for the General Meeting of Shareholders, Business Report, information relevant to matters to be described or indicated on the Financial Documents and Consolidated Financial Documents to the shareholders by disclosing them using the Internet as stipulated in the Ministry of Justice Ordinance.

Present Articles of Incorporation	Proposed Revision
Article 14. (Exercise of Voting Rights by Proxy) A shareholder may exercise his voting right through a proxy who is a shareholder of the Company entitled to vote; provided, however, that the shareholder or the proxy shall file with the Company a document establishing his power of representation.	Article 17. (Exercise of Voting Rights by Proxy) A shareholder may exercise his/her voting right of the Company through a proxy who is a shareholder of the Company entitled to vote; provided, however, that the shareholder or the proxy shall file with the Company a document establishing his/her power of representation at each General Meeting of Shareholders.
Article 15. (Method of Resolutions) Unless otherwise provided by law or orders, a resolution of the general meeting of shareholders shall be adopted by a majority of the votes of shareholders present. A resolution presented to a general meeting of shareholders of the Company as is stipulated by Article 343 of the Commercial Code shall be adopted in case the shareholders holding more than one-third of the voting rights held by total shareholders are present at the said meeting and the resolution is supported by the majority exceeding two-thirds of the voting rights of the shareholders presented.	Article 18. (Method of Resolutions) Unless otherwise provided by laws or ordinances or Articles of Incorporation, resolution of the general meeting of shareholders shall be adopted by a majority of the votes of shareholders with voting rights present. A resolution presented to a general meeting of shareholders of the Company as being stipulated by paragraph 2, Article 309 of the Company Act shall be adopted in case the shareholders holding more than one-third (1/3) of the voting rights held by total shareholders with voting rights are present at the said meeting and the resolution is supported by the majority exceeding two-thirds (2/3) of the voting rights of the shareholders present.
CHAPTER IV DIRECTORS AND THE BOARD OF DIRECTORS	CHAPTER IV DIRECTORS AND THE BOARD OF DIRECTORS
Article 16. (Articles Omitted)	Article 19. (Not Amended)
Article 17. (Election of Directors) Directors shall be elected at a general meeting of shareholders attended by the shareholders who hold shares representing one-third (1/3) or more of the total number of the voting rights. No cumulative voting shall be used for the election of Directors.	Article 20. (Election of Directors) Directors shall be elected at a general meeting of shareholders attended by the shareholders who hold shares representing one-third (1/3) or more of the shareholders with voting rights and supported by the majority of the voting rights of the shareholders present. No cumulative voting shall be used for the election of Directors.
Article 18. (Representative Directors and Executive Directors) By a resolution of the Board of Directors, there shall be elected a Representative Director or Representative Directors. By a resolution of the Board of Directors, there may be elected one (1) Chairman of the Board of Directors, one (1) Vice Chairman of the Board of Directors.	Article 21. (Representative Directors and Executive Directors) By resolution of the Board of Directors, there shall be elected a Representative Director or Representative Directors. By resolution of the Board of Directors, there may be elected one (1) Chairman of the Board of Directors, one (1) Vice Chairman of the Board of Directors.
Article 19. (Articles Omitted)	Article 22. (Not Amended)
Article 20. (Term of Office of Directors) The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders pertaining to the last settlement of accounts within two (2) years after their assumption of office. The term of office of a Director elected to fill a vacancy or due to an increase in the number of Directors shall be the same as the remaining term of other present holders of the office.	Article 23. (Term of Office of Directors) The term of office of Directors shall expire at the conclusion of the ordinary general meeting of shareholders pertaining to the last business year within two (2) years after their election. The term of office of a Director elected to fill a vacancy or due to an increase in the number of Directors shall expire at the end of term of other present directors of the office.

Present Articles of Incorporation	Proposed Revision
Article 21. (Remuneration for Directors) Remuneration for Directors shall be decided by a resolution of the general meeting of shareholders.	Article 24. (Remuneration, etc. for Directors) Remuneration, bonus and other financial rewards for Directors paid as compensation for their duties shall be decided by resolution of the general meeting of shareholders.
Article 22. (Articles Omitted)	Article 25. (Not Amended)
Article 23. (Method of the Resolutions of the Board of Directors) The resolution of the Board of Directors shall be made by vote of a majority of the Directors present who shall constitute a majority of all the Directors. (New)	Article 26. (Method of the Resolutions of the Board of Directors and Omission of Resolutions) The resolution of the Board of Directors shall be made by vote of a majority of the Directors present who shall constitute a majority of all the Directors. Provided that the requirements listed in Article 370 of the Company Act are met, it will be considered to be resolved at the Board of Directors.
Article 24.-25. (Articles Omitted)	Article 27.-28. (Not Amended)
CHAPTER V CORPORATE AUDITORS AND THE BOARD OF CORPORATE AUDITORS	CHAPTER V CORPORATE AUDITORS AND THE BOARD OF CORPORATE AUDITORS
Article 26. (Articles Omitted)	Article 29. (Not Amended)
Article 27. (Election of Corporate Auditors) Corporate Auditors shall be elected at a general meeting of shareholders attended by the shareholders who hold shares representing one-third (1/3) or more of the total number of the voting rights.	Article 30. (Election of Corporate Auditors) Corporate Auditors shall be elected at a general meeting of shareholders attended by the shareholders who hold shares representing one-third (1/3) or more of the shareholders with voting rights, and supported by the majority of the voting rights of the shareholders present.
Article 28. (Term of Office of Corporate Auditors) The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders pertaining to the last settlement of accounts within four (4) years after their assumption of office. The term of office of a Corporate Auditor elected to fill a vacancy shall be the same as the remaining term of office of the retiring Corporate Auditor.	Article 31. (Term of Office of Corporate Auditors) The term of office of Corporate Auditors shall expire at the conclusion of the ordinary general meeting of shareholders pertaining to the last business year within four (4) years after their election. The term of office of a Corporate Auditor elected to fill a vacancy for the retired Corporate Auditor who retired during his/her tenure shall be the same as the remaining term of office of the retiring Corporate Auditor.
Article 29. (Remuneration for Corporate Auditors) Remuneration for Corporate Auditors shall be decided by a resolution of the general meeting of shareholders.	Article 32. (Remuneration, etc. for Corporate Auditors) Remuneration, etc. for Corporate Auditors shall be decided by resolution of the general meeting of shareholders.
Article 30. (Standing Corporate Auditors) Standing Corporate Auditors shall be elected by mutual vote of the Corporate Auditors.	Article 33. (Standing Corporate Auditors) Standing Corporate Auditors shall be elected by resolution of the Board of Corporate Auditors.
Article 31.-33. (Articles Omitted)	Article 34.-36. (Not Amended)

Present Articles of Incorporation	Proposed Revision
CHAPTER VI ACCOUNTS	CHAPTER VI ACCOUNTS
Article 34. (Business Year and the Date for the Settlement of Accounts) The business year of the Company shall be from the first day of April of each year through the thirty-first (31st) day of March of the following year. The date for the settlement of accounts shall be the thirty-first (31st) day of March.	Article 37. (Business Year) The business year of the Company shall be from April 1 of each year to March 31 of the next year.
Article 35. (Dividends) Dividends shall be paid to the shareholders or registered pledgees entered on or recorded in the register of shareholders as of each date for the settlement of accounts.	Article 38. (Distribution of surplus) The Company shall make monetary distribution of surplus (hereinafter referred to as "dividends") to the final record of shareholders or registered pledgees on the register of shareholders as of March 31 of each year by resolution of the general meeting of shareholders.
(New)	The Company may pay dividends to the final record of shareholders or registered pledgees on the register of shareholders as of September 30 of each year by resolution of the Board of Directors.
The first payment of dividends on the shares issued upon conversion of convertible notes or bonds shall be made as if the conversion had been made at the end of the business year immediately preceding the business year during which the conversion was actually made.	(Deleted)
However, if a dividend remains unreceived after the expiry of three (3) years from the date of commencement of payment thereof, the dividend shall revert to the Company.	However, if a dividend remains unreceived after the expiry of three (3) years from the date of commencement of payment thereof, the dividend shall revert to the Company.

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